                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                   Amendment No. 4


                                  SERVOTRONICS, INC.
                     -----------------------------------------
                                   (Name of Issuer)

                                     Common Stock
                     -----------------------------------------
                            (Title of Class of Securities)

                                      0008177321
                                 -------------------
                                    (CUSIP Number)

              Harvey Houtkin, c/o All-Tech Investment Group, Inc.
         160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
         -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1997
                  ------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Page 1 of 11

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CUSIP NO. 0008177321                        Page 2 of 11
          ----------                             -------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wanshef Inc.
    -----------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                        (b) [ ]
    ------------------------------------------------------------

3.  SEC USE ONLY
    ------------------------------------------------------------

4.  SOURCE OF FUNDS

    N/A
    ------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


    ------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
    ------------------------------------------------------------
              7. SOLE VOTING POWER

Number of         -0-
  Shares          ----------------------------------------------
Beneficially  8. SHARED VOTING POWER
  Owned by
    Each          -0-
  Reporting
  Person         -----------------------------------------------
   With       9. SOLE DISPOSITIVE POWER

                  -0-
                 -----------------------------------------------

               10. SHARED DISPOSITIVE POWER

                   -0-
-----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0--
     ------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
    CERTAIN SHARES

    ------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%
    ------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    CO
    ------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 0008177321                        Page 3 of 11
          ----------                             -------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rushmore Financial Services, Inc.
    ------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                         (b) [ ]

    ------------------------------------------------------------

3.  SEC USE ONLY

    ------------------------------------------------------------

4.  SOURCE OF FUNDS

    WC OO
    ------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
    ------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
    ------------------------------------------------------------

              7. SOLE VOTING POWER

Number of          -0-
  Shares      -----------------------------------------------
Beneficially  8.  SHARED VOTING POWER
  Owned by
    Each      65,356
Reporting
  Person       -----------------------------------------------
   With        9.  SOLE DISPOSITIVE POWER

              -0-
              -----------------------------------------------

         10.  SHARED DISPOSITIVE POWER

                65,356
----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,356
    ------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
    CERTAIN SHARES

    ------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.8%
    ------------------------------------------------------------

14. TYPE OF REPORTING PERSON


    CO
    ------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 0008177321                        Page 4 of 11
          ----------                             -------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    All-Tech Investment Group, Inc.
    ------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [X]
                                                        (b) [ ]

    ------------------------------------------------------------

3.  SEC USE ONLY

    ------------------------------------------------------------

4.  SOURCE OF FUNDS

    WC  OO
    ------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


    ------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
    ------------------------------------------------------------

              7. SOLE VOTING POWER
Number of
  Shares          -0-
Beneficially     -----------------------------------------------
  Owned by    8. SHARED VOTING POWER

   Each          36,952
Reporting
  Person         -----------------------------------------------
   With        9. SOLE DISPOSITIVE POWER

                 -0-
                 -----------------------------------------------
               10. SHARED DISPOSITIVE POWER

                  36,952
----------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    36,952
    ------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
    CERTAIN SHARES


    ------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6%
    ------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    BD
    ------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 0008177321                        Page 5 of 11
          ----------                             -------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harvey Houtkin
    ------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                         (b) [ ]

    ------------------------------------------------------------
3.  SEC USE ONLY

    ------------------------------------------------------------
4.  SOURCE OF FUNDS

    PF WC OO
    ------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [x]

    ------------------------------------------------------------

 (6) Citizenship or Place of Organization

     United States
    ------------------------------------------------------------
                   (7) Sole Voting Power
Number of
Shares                 203,144
                  --------------------------------------------------
Beneficially       (8) Shared Voting Power
Owned by
   Each                65,356
                  --------------------------------------------------
Reporting          (9) Sole Dispositive Power
Person
With                   203,144
                   --------------------------------------------------
                  (10) Shared Dispositive Power

                       65,356
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     268,500
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X

--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     11.4%
--------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
--------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 0008177321                        Page 6 of 11
          ----------                             -------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mark Shefts
    ------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                         (b) [ ]

    ------------------------------------------------------------
3.  SEC USE ONLY

    ------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC OO
    ------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

    ------------------------------------------------------------

 (6) Citizenship or Place of Organization

     United States
    ------------------------------------------------------------
                   (7) Sole Voting Power
Number of
Shares                 -0-
                  --------------------------------------------------
Beneficially       (8) Shared Voting Power
Owned by
   Each                65,356
                  --------------------------------------------------
Reporting          (9) Sole Dispositive Power
Person
With                   -0-
                   --------------------------------------------------
                  (10) Shared Dispositive Power

                       65,356
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     65,356
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

              Common Stock
              Servotronics, Inc.
              3901 Union Road
              Buffalo, NY 14225

Item 2.  Identity and Background

    (a)  Wanshef Inc.
    (b)  160 Summit Avenue
         Montvale, New Jersey 07645
    (c)  No longer in existence
    (d)  No
    (e)  No
    (f)  New York

    Wanshef Inc. merged with and into Rushmore Financial Services, Inc. ("Rushmore"). Wanshef previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 4 thereto. Information with respect to Rushmore is as follows:

    (a)  Rushmore Financial Services, Inc.
    (b)  160 Summit Avenue
         Montvale, New Jersey 07645
    (c)  Electronic day trading training, 160 Summit Avenue, Montvale, NJ 07645
    (d)  No
    (e)  No
    (f)  New Jersey

    90.5% of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore. All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 4 thereto. Information with respect to All-Tech is as follows:

    (a)  All-Tech Investment Group, Inc.
    (b)  160 Summit Avenue
         Montvale, New Jersey 07645
    (c)  Broker/Dealer
    (d)  No
    (e)  No
    (f)  New York

    Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 4 thereto.

    (a)  Harvey Houtkin
    (b)  c/o All-Tech Investment Group, Inc.
         160 Summit Avenue
         Montvale, New Jersey 07645
    (c) Chairman of the Board, Chief Executive Officer and Secretary, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial Services, Inc.
    (d)  No
    (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
    (f)  United States

    Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 4 thereto.

    (a)  Mark Shefts
    (b)  c/o All-Tech Investment Group, Inc.
         160 Summit Avenue
         Montvale, New Jersey 07645
    (c) President/Treasurer All-Tech Investment Group, Inc., Domestic Securities, Inc. and Rushmore Financial Services, Inc., 160 Summit Avenue, Montvale, NJ 07645
    (d)  No
    (e)  No
    (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration.

         Amounts set forth below are for shares owned directly by a reporting person.

         WC/OO Rushmore owns 28,404 shares (1.2%) of the issuer directly, which shares were purchased on margin, and indirectly owns 36,952 shares (1.6%) through its 90.5% ownership of All-Tech, which purchased such shares on margin. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

         WC/OO All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock,purchased 36,952 shares (1.6%)in a margin account. 90.5% of the stock of All-Tech is owned by Rushmore.

         PF/OO The 203,144 shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. Mr. Houtkin's wife Sherry Houtkin is the beneficial owner of 86,632 shares (3.7%)which were purchased for cash. An additional 11,200 shares (0.5%) are owned by Mr. Houtkin's adult son Brad Houtkin, of which 2,600 were purchased for cash and 8,600 were purchased on margin. Mr. Houtkin disclaims beneficial ownership of the shares owned by his wife and son. The 36,952 shares (1.6%) owned by All-Tech and the 28,952 shares (1.5%) owned by Rushmore were purchased in a margin account.

         OO/WC Mr. Shefts controls the 36,952 shares (1.6%) owned by All-Tech and the 28,404 shares (1.5%) owned by Rushmore, all of which were purchased on margin. Mr. Shefts wife, Wanda Shefts, owns 15,171 shares (0.6%), which were purchased for cash. Mr. Shefts' mother owns 11,000 shares (0.5%), 1,000 of which were purchased for cash and 10,000 of which were purchased on margin. Mr. Shefts disclaims beneficial ownership of the shares owned by his wife and mother.

Item 4.  Purpose of Transaction

    The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity.

    Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on June 30, 1997, by all reporting persons submitting this joint filing (excluding the 124,003 shares (5.3%) as to which beneficial ownership is disclaimed) was 268,500, equaling approximately 11.4% of the common stock outstanding on such date.

    All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Mr. Houtkin individually are subject to sole voting and dispositive power.

    (b)  Shares beneficially owned by each reporting person:

         All-Tech Investment Group, Inc.         TOTAL:    36,952
                                                 PERCENTAGE: 1.6%

         Rushmore Financial Services, Inc.
              (excluding shares                  TOTAL:   28,404
              of All-Tech)                       PERCENTAGE: 1.2%

         Harvey Houtkin, individually                    203,144
         Harvey Houtkin as a control person of
           Rushmore (excluding shares owned
                    by All-Tech)                           28,404
    Harvey Houtkin as a control person of
           All-Tech                                        36,952
                                                 TOTAL:   268,500
                                                 PERCENTAGE: 11.4%

         Mark Shefts, individually                             0
         Mark Shefts as a control person
           of Rushmore  (excluding shares owned            28,404
           by All-Tech)
         Mark Shefts as a control person
           of All-Tech                                     36,952
                                                 TOTAL:   76,356
                                                 PERCENTAGE: 3.2%


         Mr. Houtkin disclaims beneficial ownership of 86,632 shares (3.7%) owned by his wife Sherry Houtkin and 11,200 shares (0.5%) owned by his adult son Brad Houtkin.

         Mr. Shefts disclaims beneficial ownership of the 15,171 shares (0.6%) owned by his wife Wanda Shefts and the 11,000 shares owned by his mother Edith Shefts (0.5%).

    (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

    (d)  N/A
    (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7.   Material to be Filed as Exhibits

         None

Signature

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 16, 1997
                             WANSHEF INC.


                             By  /s/ Harvey Houtkin
                                ---------------------------

                             RUSHMORE FINANCIAL SERVICES, INC.


                             By   /s/ Harvey Houtkin
                                ---------------------------
                               Harvey Houtkin, Chairman

                             ALL-TECH INVESTMENT GROUP, INC.


                             By   /s/ Harvey Houtkin
                                ---------------------------
                               Harvey Houtkin, Chairman


                                  /s/ Harvey Houtkin
                             ------------------------------
                                   Harvey Houtkin


                                  /s/ Mark Shefts
                             ------------------------------
                                   Mark Shefts